UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Strongbridge Biopharma plc
(Name of Issuer)
Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)
G85347105
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G85347105	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCap VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,694,063 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,694,063 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,694,063 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)
Includes (i) 67,973 Ordinary Shares issuable upon exercise of options exercisable within 60 days of December 31, 2017 deemed to be beneficially held by HealthCap VI L.P. ("HC") and (ii) a warrant to purchase an additional 400,000 Ordinary Shares held by HC. Excludes options to purchase an additional 46,945 Ordinary Shares held as of the date hereof that are not exercisable within 60 days of December 31, 2017 deemed to be beneficially held by HC.

(2)
This calculation is based on 39,812,344 Ordinary Shares, par value $0.01 per share, reported to be outstanding in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 14, 2017, adjusted for the Company's underwritten public offering of a total of 4,000,000 Ordinary Shares on October 4, 2017.

CUSIP No. G85347105	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCap VI GP S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,694,063 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,694,063 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,694,063 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)
Includes (i) 67,973 Ordinary Shares issuable upon exercise of options exercisable within 60 days of December 31, 2017 deemed to be beneficially held by HC and (ii) a warrant to purchase an additional 400,000 Ordinary Shares held by HC. Excludes options to purchase an additional 46,945 Ordinary Shares held as of the date hereof that are not exercisable within 60 days of December 31, 2017 deemed to be beneficially held by HC.

(2)
This calculation is based on 39,812,344 Ordinary Shares, par value $0.01 per share, reported to be outstanding in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 14, 2017, adjusted for the Company's underwritten public offering of a total of 4,000,000 Ordinary Shares on October 4, 2017.

CUSIP No. G85347105	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer

Strongbridge Biopharma plc (the "Issuer")

(b)	Address of Issuer's Principal Executive Offices

900 Northbrook Drive, Suite 200, Trevose, PA 19053

Item 2.

(a)	Name of Person Filing

This Amendment No. 2 to Schedule 13G (the "Schedule 13G") is being filed on behalf of entity HealthCap VI, L.P. ("HC") and its sole general partner, HealthCap VI GP S.A. ("GP"). HC and GP are collectively referred to herein as the "Reporting Persons." Each Reporting Person is a venture capital investment entity.

(b)	Address of the Principal Office or, if none, residence

The address of the principal offices of the Reporting Persons is 18, Avenue d'Ouchy, 1006 Lausanne, Switzerland.

(c)	Citizenship

HC is a limited partnership organized under the laws of Delaware. GP is a limited liability company organized under the laws of Switzerland.

(d)	Title of Class of Securities

Ordinary Shares, par value $0.01 per share.

(e)	CUSIP Number
G85347105

Item 3.	Not applicable.

CUSIP No. G85347105	13G	Page 5 of 6 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person

(b)	Percent of class: See Row 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
The response to Item 2(a) is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
The response to Item 2(a) is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.
The response to Item 2(a) is incorporated herein by reference. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is incorporated by reference to Exhibit A to Schedule 13G filed on January 25, 2016.

Item 9.	Not applicable.

Item 10.	Not applicable.

CUSIP No. G85347105	13G	Page 6 of 6 Pages
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.
Dated: January 30, 2018

HEALTHCAP VI, L.P.

By: HEALTHCAP VI GP S.A.
Its: General Partner

By:	/s/ Dag Richter
Dag Richter, Director

By:	/s/ Francois Kaiser
Francois Kaiser, Director

HEALTHCAP VI GP S.A.

By:	/s/ Dag Richter
Dag Richter, Director

By:	/s/ Francois Kaiser
Francois Kaiser, Director